UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           AVALON HOLDINGS CORPORATION
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    05343P109
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            Raffles Associates, L.P.
                          450 Fashion Avenue, Suite 509
                               New York, NY 10123
                                 (212) 760-2321

                                 October 8, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 05343P109                                  Page 2 of 6 Pages
--------------------------------------------------------------------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Raffles Associates, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    199,400 shares of Class A Common Stock.
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           199,400 shares of Class A Common Stock.
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     199,400 shares of Class A Common Stock.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.26%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________

Item 1. Security and Issuer.

      This statement relates to the Common Stock, $.01 par value per share (the "Class A Common Stock"), of Avalon Holdings Corporation, an Ohio corporation (the "Issuer"). The Issuer maintains its principal executive office at One American Way, Warren, OH 44484-5555.

Item 2. Identity and Background.

      (a) This statement is filed by Raffles Associates, L.P., a Delaware limited partnership (the "Raffles Partnership"), with respect to shares of the Issuer's Class A Common Stock held by it. The general partner of the Raffles Partnership is Mr. Paul H. O'Leary.

      (b) The Raffles Partnership filed an initial Schedule 13D for an event of June 17, 2002 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

      The Raffles Partnership directly owns 199,400 shares of the Issuer's Class A Common Stock for which it paid $727,024 from its working capital.

Item 5. Interest in Securities of the Issuer.

      (a) The number of shares of the Issuer's Class A Common Stock and the percentage of the outstanding shares (based upon 3,185,240 shares of Class A Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002) directly beneficially owned by the Reporting Person is as follows:

                                                                 Percentage of
Name                           Number of Shares               Outstanding Shares
----                           ----------------               ------------------

The Raffles Partnership             199,400                          6.26%

      (b) The Raffles Partnership has sole power to vote and sole power to dispose or to direct the disposition of 199,400 shares of the Issuer's Class A Common Stock.

      (c) See Appendix 1 annexed hereto.

Item 7. Material to be Filed as Exhibits.

      None


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

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2002

                                        RAFFLES ASSOCIATES, L.P.


                                        By: /s/ Paul H. O' Leary
                                            ------------------------------------
                                            Paul H. O'Leary, General Partner


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

                                                                      APPENDIX 1

                   TRANSACTIONS IN AVALON HOLDINGS CORPORATION
                         CLASS A COMMON STOCK WITHIN THE
                                  PAST 60 DAYS
                         -------------------------------

            All transactions were open market purchases and the commissions are included in the price of the shares.

1. Raffles Associates, L.P.

                         No. of
      Trade              Shares            Price Per             Cost of
       Date            Purchased             Share              Purchases
       ----            ---------             -----              ---------

      8/13/02            5,000               $2.24              $11,215.00
      8/22/02           10,000               $2.14              $21,415.00
     10/08/02            8,600               $2.00              $17,200.00


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